EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

ACCELERATE DIAGNOSTICS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders

of Accelerate Diagnostics, Inc.

July 18, 2013

Dear Stockholder:

Enclosed are materials relating to a rights offering by Accelerate Diagnostics, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), including the Prospectus dated July , 2013 (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase shares of our common stock, par value $0.001 per share, only during a limited period.  Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus.  Any prospective purchaser of shares of our common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering an aggregate of 2,487,562 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on August 7, 2013 (the “Expiration Time”).

As described in the Prospectus, you will receive 0.064038 subscription rights for each share of common stock owned at 5:00 p.m., New York City time, on July 8, 2013 (the “Record Date”). Each whole subscription right will allow you to subscribe for one (1) share of common stock (the “basic subscription privilege”) at the cash price of $8.04 per full share (the “subscription price”). For example, if you owned 100 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 64.038 subscription rights and would have the right to purchase 64 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

In addition, any holder of subscription rights exercising his, her or its basic subscription privilege in full will be eligible to subscribe to purchase additional shares of common stock at the same subscription price per share that applies to the basic subscription privilege, subject to the conditions and limitations described further in the Prospectus. We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will satisfy over-subscription requests to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege.  If the number of shares of common stock requested by all holders exercising the over-subscription privilege is less than the total number of shares available, then subject to the foregoing reservation of rights, each holder of subscription rights exercising the over-subscription privilege will receive the total number of shares requested (up to a maximum number of shares equal to such holder’s pro rata allocation, as described below). If there are not enough shares of common stock available to satisfy all subscriptions made under the over-subscription privilege, we will allocate the available shares pro rata among the stockholders exercising their over-subscription privileges.  With respect to any individual stockholder, “pro rata” means the percentage of our issued and outstanding shares of common stock that such stockholder owned, beneficially or of record, as of the Record Date.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of common stock available to you, assuming that no stockholder other than you has purchased any shares of common stock pursuant to their basic subscription privilege and over-subscription privilege. Fractional shares of common stock resulting from the exercise of the basic subscription privileges and the over-subscription privileges will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

If the amount you pay in connection with the exercise of your over-subscription privilege exceeds the subscription price of the number of shares allocated to you, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payment will be returned to you, without interest, as soon as practicable. If the amount you pay in connection with the exercise of your over-subscription privilege is less than the subscription price of the maximum number of unsubscribed shares available for purchase under your over-subscription privilege, you will be allocated only the number of shares for which you actually paid the subscription price. See “The Rights Offering—The Subscription Rights” in the Prospectus.

If any subscription rights remain unexercised after the expiration of the rights offering, Abeja Ventures, LLC (the “Standby Purchaser”) has agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, any and all shares of common stock not subscribed for by our stockholders pursuant to the exercise of their basic subscription privileges and over-subscription privileges. The Standby Purchaser is owned by, among other individuals and entities, Lawrence Mehren, John Patience, Jack Schuler and Matthew W. Strobeck, each of whom is a director of the Company. Messrs. Mehren and Patience also serve as managers of the Standby Purchaser. No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its commitment to purchase any and all unsubscribed shares of common Stock following the rights offering.

You are not required to exercise any or all of your subscription rights. If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other stockholders in the rights offering and/or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your basic subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

The subscription rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to stockholders of record and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Non-Transferable Subscription Rights Certificate;
3.	Instructions as to Use of Accelerate Diagnostics, Inc. Non-Transferable Subscription Rights Certificates; and
4.	A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. If you send your Non-Transferable Subscription Rights Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our common stock to you if the subscription agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after that time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Date and Amendments” in the Prospectus.

Once you have exercised your basic subscription privilege and/or over-subscription privilege, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the subscription agent for the rights offering, by calling (855) 793-5068 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Accelerate Diagnostics, Inc.